Audited Financial Statements

THE UNITED ILLUMINATING COMPANY 401(K)/
EMPLOYEE STOCK OWNERSHIP PLAN

Years Ended December 31, 2006 and 2005

THE UNITED ILLUMINATING COMPANY 401(K)/
EMPLOYEE STOCK OWNERSHIP PLAN

Years Ended December 31, 2006 and 2005

CONTENTS

Page
Report of Independent Registered Public Accounting Firm	1

Statements of net assets available for plan benefits	2

Statement of changes in net assets available for plan benefits	3

Notes to financial statements	4-11

Supplemental schedules *:
Schedule H-Item 4i – Schedule of assets (held at end of year)	12

Schedule H – Schedule of nonexempt transactions for the year ended December 31, 2006	13

Schedule G – Item 27b – Schedule of loans or fixed income obligations in default as of December 31, 2006	14

*Other schedules required by Section 2520.103-10 of the Department of Labor Rules and Regulations for Reporting and Disclosure under ERISA have been omitted as they are not applicable.

THE UNITED ILLUMINATING COMPANY 401(K)/
EMPLOYEE STOCK OWNERSHIP PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS

	As of December 31,
	2006					2005
	ESOP Component			401(k)		ESOP Component			401(k)
	Allocated	Unallocated	Total	Component	Total	Allocated	Unallocated	Total	Component	Total
Assets
Investments, at fair value	$39,787,641	$5,402,863	$45,190,504	$91,833,509	$137,024,013	$25,764,666	$4,818,676	$30,583,342	$80,827,953	$111,411,295
Cash	408,575	-	408,575	-	408,575	398,960	-	398,960	-	398,960
Total investments	40,196,216	5,402,863	45,599,079	91,833,509	137,432,588	26,163,626	4,818,676	30,982,302	80,827,953	111,810,255

Receivables:
Employer's contributions	329,079	-	329,079	9,752	338,831	307,417	-	307,417	2,620	310,037
Participants' contributions	-	-	-	92,498	92,498	-	-	-	47,527	47,527
Dividend and interest	-	55,322	55,322	-	55,322	-	75,439	75,439	-	75,439
Total receivables	329,079	55,322	384,401	102,250	486,651	307,417	75,439	382,856	50,147	433,003

Total assets	40,525,295	5,458,185	45,983,480	91,935,759	137,919,239	26,471,043	4,894,115	31,365,158	80,878,100	112,243,258

Liabilities
Interest payable	-	61,304	61,304	-	61,304	-	81,746	81,746	-	81,746
Loan payable to United
Illuminating Company	-	3,512,762	3,512,762	-	3,512,762	-	4,633,147	4,633,147	-	4,633,147
Total liabilities	-	3,574,066	3,574,066	-	3,574,066	-	4,714,893	4,714,893	-	4,714,893

Net assets available for benefits	$40,525,295	$1,884,119	$42,409,414	$91,935,759	$134,345,173	$26,471,043	$179,222	$26,650,265	$80,878,100	$107,528,365

See Notes of financial statements.

THE UNITED ILLUMINATING COMPANY 401(K)/
EMPLOYEE STOCK OWNERSHIP PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS

	Year Ended December 31, 2006
	ESOP Component			401(k)
	Allocated	Unallocated	Total	Component	Total
Additions
Investment Income:
Interest and dividend income, investments	$1,625,995	$251,464	$1,877,459	$3,439,589	$5,317,048
Interest and dividend income, participant loans	-	-	-	92,385	92,385
Net appreciation in fair value of investments	13,702,280	2,133,615	15,835,895	5,852,595	21,688,490
	15,328,275	2,385,079	17,713,354	9,384,569	27,097,923
Contributions:
Employer contributions	1,203,485	1,143,398	2,346,883	373,137	2,720,020
Employee contributions	-	-	-	6,760,995	6,760,995
Rollover contributions	-	-	-	741,530	741,530
	1,203,485	1,143,398	2,346,883	7,875,662	10,222,545
Allocation of 46,567 shares from unallocated
ESOP component	1,549,428	-	1,549,428	-	1,549,428

Total additions	18,081,188	3,528,477	21,609,665	17,260,231	38,869,896

Deductions
Payment of benefits	2,685,797	-	2,685,797	7,526,126	10,211,923
Interest expense	-	274,152	274,152	-	274,152
Administrative expenses	1,021	-	1,021	16,564	17,585
Allocation of 46,567 shares to allocated
ESOP component	-	1,549,428	1,549,428	-	1,549,428

Total deductions	2,686,818	1,823,580	4,510,398	7,542,690	12,053,088

Net increase prior to participant loans
and interfund transfers	15,394,370	1,704,897	17,099,267	9,717,541	26,816,808
Participant loan activity	(67,511)	-	(67,511)	67,511	-
Interfund transfers	(1,272,607)	-	(1,272,607)	1,272,607	-
Net increase	14,054,252	1,704,897	15,759,149	11,057,659	26,816,808
Net assets available for benefits:
Beginning of year	26,471,043	179,222	26,650,265	80,878,100	107,528,365
End of year	$40,525,295	$1,884,119	$42,409,414	$91,935,759	$134,345,173

See Notes of financial statements.

THE UNITED ILLUMINATING COMPANY 401(K)/
EMPLOYEE STOCK OWNERSHIP PLAN

NOTES TO FINANCIAL STATEMENTS

Years Ended December 31, 2006 and 2005

1.         Description of Plan:

The following brief description of The United Illuminating Company 401(k)/Employee Stock Ownership Plan (the “Plan”), sponsored by The United Illuminating Company (the “Company”), a wholly owned subsidiary of UIL Holdings Corporation (“UIL”), provides only general information.  Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

General:

The Plan is a defined contribution 401(k) plan and a stock bonus plan and trust meeting the requirements of Sections 401(a), 501(a) and related provisions of the Internal Revenue Code (the “IRC”). Employees are eligible to participate in the Plan immediately upon hire.

The purpose of the Plan is to provide eligible employees with an opportunity and incentive to save for their retirement, and to enable eligible employees and their beneficiaries to share in the growth of the Company by providing them ownership of UIL stock.  The Plan is administered by the Compensation and Executive Development Committee of the Board of Directors.  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 as amended (“ERISA”).

Vanguard Fiduciary Trust Company (“VFTC”) serves as the trustee and recordkeeper of the Plan, exclusive of a) proxy responsibilities related to voting of shares of UIL common stock and b) custodial responsibilities related to unallocated shares of the Employee Stock Ownership Plan (“ESOP”) portion, which are performed by U.S. Bank Institutional Custody.

The Plan is also intended to allow leveraged acquisitions of UIL’s stock and accordingly, is intended to meet the requirements of sections 409, 409(a), and 4975(e)(7) of the IRC.

In 1997, the Plan purchased Company stock using the proceeds of a loan from the Company (See Note 5) and holds the stock in a trust established under the Plan.  The Company stock was subsequently converted to UIL stock.  The borrowing is to be repaid over a period of twelve years.  As the Plan makes each payment of principal to the Company, an appropriate percentage of stock will be allocated to eligible employees’ accounts in accordance with the Plan’s contribution requirements and appropriate regulations of the IRC. Shares vest fully upon allocation.

Unallocated shares of stock collateralize the loan from the Company. The Company has no rights against shares once they are allocated under the ESOP.

THE UNITED ILLUMINATING COMPANY 401(K)/
EMPLOYEE STOCK OWNERSHIP PLAN

NOTES TO FINANCIAL STATEMENTS

Years Ended December 31, 2006 and 2005

1.         Description of Plan (continued):

Accordingly, the financial statements of the Plan at December 31, 2006 and 2005 and for the year ended December 31, 2006, present separately the assets and liabilities, and changes therein pertaining to:

(a)	Accounts of eligible employees with vested rights in allocated stock (“Allocated”) and
(b)	Stock not yet allocated to employees (“Unallocated”).

Contributions:

Participant: Eligible employees may contribute on a pre-tax basis up to 75% of the employee’s compensation, subject to IRC limitations as defined.

Employer:  The Company makes a matching contribution in cash or in shares of UIL stock equal to 1% for each 1% of the first 3% of the employee’s compensation plus 0.5% for each 1% from 4% to 5% of the employee’s compensation withheld as a participant contribution, up to a maximum of 4%.  During 2006 and 2005, all matching contributions were in the form of UIL stock to the Allocated portion of the Employee Stock Ownership Plan.

During 2006, the Plan was amended to allow existing participants of The United Illuminating Company Pension Plan and The United Illuminating Company Prefunded Union Post Retirement Medical Benefit Plan, effective January 1, 2007, to obtain enhanced employer contributions in lieu of freezing their existing benefits in the aforementioned Plans.  Participants had from November 1, 2006 to December 15, 2006, to make this election.  The electing participants will receive an annual contribution to their account of 4% of their compensation plus an additional annual $1,000 contribution, regardless of whether the employee is contributing to the Plan.

The Company may also make discretionary contributions as authorized by the Board of Directors of the Company.  During 2005, the Plan was amended to allow for Company discretionary contributions to collectively bargained employees hired on or after April 1, 2005 and non-collectively bargained employees hired after May 1, 2005.  These contributions were made in lieu of these employees participating in The United Illuminating Company Pension Plan and The United Illuminating Company Prefunded Union Post Retirement Medical Benefit Plan, which were closed to new participants.  These new hires will receive an annual plan year contribution to their account equal to 4% of their compensation plus an additional $1,000 contribution prorated over the year, regardless of whether the employee is contributing to the Plan.

THE UNITED ILLUMINATING COMPANY 401(K)/
EMPLOYEE STOCK OWNERSHIP PLAN

NOTES TO FINANCIAL STATEMENTS

Years Ended December 31, 2006 and 2005

1.	Description of Plan (continued):

   Dividends paid on UIL stock:

Dividends paid on UIL stock are recorded as income to the Plan and as benefit payments to participants, taxable to the participant, in the year received.

Dividends will automatically be reinvested in shares of the Company, or at the election of the participant, may be paid directly to them.

    Participant and ESOP accounts:

Each participant’s account is credited with the participant’s contribution and allocations of (a) the Company’s contribution and, (b) Plan earnings, and charged with an allocation of administrative expenses, if any. Allocations are based on participant earnings or account balances, as defined.  The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.  An employee stock ownership plan account (“ESOP Account”) is separately maintained for each participant to record the number of shares owned by that participant through the Plan.

Any participant who has completed five (5) years of service may elect to diversify the investment of up to 40% of the ESOP account value from Company Stock to the other investment options available in the Plan.  In addition, the Plan complies with the diversification requirements of Internal Revenue Code Section 401(a)(28) with respect to participants who are at least age 55 with 10 years of service.  The Plan was amended effective January 1, 2007 to allow a participant to diversify a portion of their ESOP account after they have completed three (3) years of service.

    Forfeitures:

At December 31, 2006 and 2005, forfeited nonvested accounts totaled $29,125 and $10,511, respectively. These accounts will be used to reduce future employer contributions.

   Voting rights:

Each participant is entitled to exercise voting rights, attributable to the shares of UIL stock allocated to his or her account, and is notified by the trustee prior to the time that such rights are to be exercised.  The trustee shall vote shares for which it has not received directions in the same proportions as the voting directions received from participants exercising their voting rights.

THE UNITED ILLUMINATING COMPANY 401(K)/
EMPLOYEE STOCK OWNERSHIP PLAN

NOTES TO FINANCIAL STATEMENTS

Years Ended December 31, 2006 and 2005

1.	Description of Plan (continued):

Vesting:

Participants are fully vested in the total value of all accounts excluding discretionary Company contributions, upon commencement of employment.  Vesting in the Company’s discretionary contributions is based on years of continuous service.  A participant is 100% vested after five years of credited service.

Participant loans:

Participants may borrow from their fund accounts a minimum of $1,000, up to a maximum equal to the lesser of $50,000 or 50% of the participant’s vested balance.  Loan terms range from 1 - 4 years except in the case of the purchase of a primary residence, which may not exceed 15 years.

The loans are collateralized by the balance in the participant’s account and bear interest at a rate determined by the Plan administrator.  Interest rates at December 31, 2006 range from 6.00% to 10.50%.  Principal and interest is paid ratably through monthly payroll deductions.

Payment of benefits:

On termination of service, a participant may elect to receive a lump sum equal to the value of the participant’s account.  Benefit payments before termination of service are permitted under certain circumstances consistent with Plan qualification requirements. The portion of a participant’s account that is invested in UIL stock shall be paid in whole shares of UIL stock, unless the participant elects to receive such payment in cash.

Plan termination:

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.  Upon such termination of the Plan, the interest of each participant in the trust fund will be distributed to such participant or his or her beneficiary at the time prescribed by the Plan terms and the IRC.

THE UNITED ILLUMINATING COMPANY 401(K)/
EMPLOYEE STOCK OWNERSHIP PLAN

NOTES TO FINANCIAL STATEMENTS

Years Ended December 31, 2006 and 2005

2.         Summary of accounting policies:

Basis of accounting:

The financial statements of the Plan are prepared using the accrual method of accounting.

Use of estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and changes therein, and disclosure of contingent assets and liabilities.  Actual results could differ from those estimates.

Investment valuation and income recognition:

The Plan’s investments are stated at fair value.  Shares of registered investment companies are valued at quoted market prices, which represent the net asset value of shares owned at year-end.  Shares of Vanguard Retirement Savings Trust are valued at the net asset value, the underlying investments of which are valued at contract value.  UIL stock is valued at closing price on the New York Stock Exchange.  Participant loans are valued at cost, which approximates fair value.

Purchases and sales of investments are recorded on a trade-date basis.  Interest income is accrued when earned.  Dividend income is recorded on the ex-dividend date.  Capital gain distributions are included in dividend income.

Plan expenses:

The Company, at its sole discretion, may pay for all or a portion of expenses related to administering and operating the Plan.

Payment of benefits:

Benefits are recorded when paid.

THE UNITED ILLUMINATING COMPANY 401(K)/
EMPLOYEE STOCK OWNERSHIP PLAN

NOTES TO FINANCIAL STATEMENTS

Years Ended December 31, 2006 and 2005

3.         Investments:

The following presents investments that represent 5 percent or more of the Plan’s net assets:

	December 31,
	2006	2005
Vanguard 500 Index Fund, 220,508 and 231,853 shares, respectively	$28,796,162	$26,644,524
UIL Holdings Corporation, 1,071,119 and 1,108,332 shares, respectively	$45,190,504	$30,583,342
Vanguard Wellesley Income Fund, 686,254 and 679,892 shares, respectively	$14,960,341	$14,325,335
Vanguard Retirement Savings Trust, 12,682,682 and 12,027,281 shares, respectively	$12,682,682	$12,027,281
Vanguard U.S. Growth Fund, 387,576 and 426,005 shares, respectively	$7,046,128	$7,646,800
Vanguard International Growth Fund, 257,131 shares	$6,135,157

During 2006, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $21,688,490 as follows:

Mutual funds	$5,852,595
UIL Holdings Corporation common stock	15,835,895
$21,688,490

THE UNITED ILLUMINATING COMPANY 401(K)/
EMPLOYEE STOCK OWNERSHIP PLAN

NOTES TO FINANCIAL STATEMENTS

Years Ended December 31, 2006 and 2005

4.         Nonparticipant-directed investments:

Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant-directed investments is as follows:

	December 31, 2006		December 31, 2005
	Allocated	Unallocated	Allocated	Unallocated
UIL Common stock:
Number of shares (A)	943,059	128,060	933,705	174,627

Cost	$24,125,859	$2,611,656	$22,724,444	$3,561,370

Market	$39,787,641	$5,402,863	$25,764,666	$4,818,676
Cash	408,575	–	398,960	–
Receivables	329,079	55,322	307,417	75,439
Less loan and accrued interest payable	–	(3,574,066)	–	(4,714,893)
	$40,525,295	$1,884,119	$26,471,043	$179,222

2006
Changes in net assets:
Contributions	$2,346,883
Dividends	1,877,459
Net appreciation	15,835,895
Benefits paid	(2,685,797)
Interest expense	(274,152)
Administrative expense	(1,021)
Participant loan activity	(67,511)
Interfund transfers	(1,272,607)
$15,759,149

(A)	Number of shares outstanding at December 31, 2005 have been adjusted to reflect a five for three stock split declared by UIL during 2006.

THE UNITED ILLUMINATING COMPANY 401(K)/
EMPLOYEE STOCK OWNERSHIP PLAN

NOTES TO FINANCIAL STATEMENTS

Years Ended December 31, 2006 and 2005

5.         Loans payable:

In 1997, the Plan entered into a term loan agreement with the Company, which provided for maximum borrowings of $15,000,000 and an interest rate of 7.00%.  Advances of $11,159,446 were drawn during the period July 1997 to November 1997 and were utilized to purchase Company common stock.  Unallocated shares are collateral for the loan.  The agreement provides for the loan to be repaid over twelve years.

The scheduled principal repayments of the loan are as follows:

Year Ended December 31:
2007	$1,200,739
2008	1,286,780
2009	1,025,243
$3,512,762

6.         Related party transactions:

The Plan invests in shares of mutual funds managed by an affiliate of VFTC. VFTC acts as trustee for Plan investments.  Transactions in such investments qualify as party-in-interest transactions and are exempt from the prohibited transaction rules.

7.         Tax status:

The Internal Revenue Service determined and informed the Company by letter dated December 27, 2001, that the Plan was qualified under IRC Section 401(a).  The Plan has subsequently been amended since receiving the determination letter.  However, the Company believes the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

8.         Nonexempt transactions:

During 2006, the Company demonstrated a pattern of remitting employee contributions to VFTC within 6 business days after the end of a payroll period.  However, for two weekly periods during 2006 the Company’s remittance of employee contributions to VFTC was not made within 6 business days due to extenuating circumstances.  While employee contributions relating to these two weekly periods were remitted within the time period allowed per the IRC, these contributions have been classified as nonexempt transactions as they were beyond the Company’s demonstrated pattern of timely remittance.

THE UNITED ILLUMINATING COMPANY 401(K)/
EMPLOYEE STOCK OWNERSHIP PLAN

SCHEDULE H
SCHEDULE OF ASSETS (HELD AT END OF YEAR)

As of December 31, 2006

Attachment to Form 5500, Schedule H, Item 4i – Schedule of Assets (Held at End of Year)

	Identity of Issue	Description of Investment	Cost	Current Value

*	Vanguard 500 Index Fund, 220,508 shares	Registered Investment Company	$ 20,131,974	$ 28,796,162
*	Vanguard Extended Market Index Fund, 85,325 shares	Registered Investment Company	2,617,396	3,300,383
*	Vanguard Federal Money Market Fund, 2,539,147 shares	Registered Investment Company	2,539,147	2,539,147
*	Vanguard International Growth Fund, 257,131 shares	Registered Investment Company	5,151,754	6,135,157
*	Vanguard Morgan Growth Fund, 138,814 shares	Registered Investment Company	2,320,086	2,636,074
*	Vanguard Total Bond Market Index Fund, 292,759 shares	Registered Investment Company	2,957,848	2,924,664
*	Vanguard U.S. Growth Fund, 387,576 shares	Registered Investment Company	8,119,740	7,046,128
*	Vanguard Wellesley Income Fund, 686,254 shares	Registered Investment Company	14,200,860	14,960,341
*	Vanguard Windsor II Fund, 126,094 shares	Registered Investment Company	3,743,137	4,381,764
*	Vanguard Retirement Savings Trust, 12,682,682 shares	Common/Collective Trust	12,682,682	12,682,682
*	Vanguard Target Retirement 2005 Fund, 30,202 shares	Registered Investment Company	332,975	346,416
*	Vanguard Target Retirement 2015 Fund, 179,582 shares	Registered Investment Company	2,073,242	2,237,598
*	Vanguard Target Retirement 2025 Fund, 95,603 shares	Registered Investment Company	1,162,893	1,246,669
*	Vanguard Target Retirement 2035 Fund, 58,753 shares	Registered Investment Company	743,556	814,898
*	Vanguard Target Retirement 2045 Fund, 25,945 shares	Registered Investment Company	344,238	371,538
*	Vanguard Target Retirement Income Fund, 3,078 shares	Registered Investment Company	32,429	32,939
*	UIL Holdings Corporation, 1,071,119 shares **	Common Stock	26,737,515	45,190,504
	Cash	Cash	408,575	408,575
*	Participant Loans	Participant loans (6.00% - 10.50%)	1,380,949	1,380,949

Total assets			$ 107,680,996	$ 137,432,588
* Party in Interest
** Non-participant-directed investment

THE UNITED ILLUMINATING COMPANY 401(K)/
EMPLOYEE STOCK OWNERSHIP PLAN

SCHEDULE H
SCHEDULE OF NON-EXEMPT TRANSACTIONS

As of December 31, 2006

Identity of Party Involved	Relationship to Plan Employer or Other Party-In-Interest	Description of Transaction	Current Value of Asset
The United Illuminating Company	Affiliated Company	Loans to employer in the form of late deposits of employee deferrals, and loan repayments.	$120,316

THE UNITED ILLUMINATING COMPANY 401(K)
EMPLOYEE STOCK OWNERSHIP PLAN

SCHEDULE G – ITEM 27b
SCHEDULE OF LOANS OR FIXED INCOME OBLIGATIONS IN DEFAULT

As of December 31, 2006

(g)
Detailed Description of Loan
Including Dates of Making and Maturity,
			Amount Received During			Interest Rate, the Type and Value of
(a)	(b)	(c)	Reporting Year		(f)	Collateral, any renegotiation of the Loan and	Amount overdue
	Identity and	Original Amount	(d)	(e)	Unpaid Balance	Terms of the Renegotiation, and	(h)	(i)
	Address of Obligor	of Loan	Principal	Interest	at End of Year	Other Material Items	Principal	Interest

*	Sharon Sommerville	$ 50,000	$ 847	$ 427	$ 49,153	10.25%, $1,274.15 monthly payment due	$ 1,716	$ 832
	6710 Scottsfield Terrace					9/15/2010 dated 9/5/2006
Cummings, GA 30040-3274

*	Donald Sosnovich	$ 11,000	$ 349	$ 163	$ 10,651	9.75%, $63.92 weekly payment due	$ 758	$ 328
	112 Maple Street					7/03/2010 dated 5/17/2006
Seymour, CT 06483-3673

*	Arnaldo Alicea	$ 1,009	$ 134	$ 26	$ 875	9.50%, $10.67 weekly payment due	$ 166	$ 26
	88 Horace Street					5/05/2008 dated 3/22/2006
Bridgeport, CT 06610-2040

* Party in Interest as defined by ERISA.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned, hereunto duly authorized.

THE UNITED ILLUMINATING COMPANY
401(K)/EMPLOYEE STOCK OWNERSHIP PLAN

Date: June 28, 2007	By /s/ Steven P. Favuzza
Steven P. Favuzza
Assistant Vice President,
Corporate Financial Planning

THE UNITED ILLUMINATING COMPANY 401(K)/
EMPLOYEE STOCK OWNERSHIP PLAN

Index to Exhibits

Exhibit No.	Description
23	Consent of Dworken, Hillman, LaMorte & Sterczala